MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED SEPTEMBER 30, 2006

T A B L E   O F   C O N T E N T S

MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED SEPTEMBER 30, 2006

1.1           Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Farallon Resources Ltd. ("Farallon", or the "Company") for the year ended June 30, 2006 and the unaudited consolidated financial statements for the three months ended September 30, 2006. All dollar amounts herein are expressed in United States Dollars unless stated otherwise.

This MD&A is prepared as of November 6, 2006.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2           Overview

Farallon is a mineral exploration company that is focused on the exploration and development of base and precious metals deposits at the Company’s Campo Morado Property in Guerrero State, Mexico. The Campo Morado property hosts one of the largest polymetallic mineral systems in Mexico. Mineral resources have been outlined in five deposits to date with numerous other targets yet to be fully explored.

The G-9 deposit, discovered in June 2005, is the most significant discovery at Campo Morado so far. It has the highest zinc and gold grades of the five known deposits on the property. G-9 has excellent potential for development. Its discovery also shows that there is the excellent potential to find additional higher-grade deposits on the property.

Metallurgical testwork also indicates that the mineralization at G-9 can be successfully be treated by flotation, a low cost conventional process. As a result, work programs have been re-focused toward G-9, and are designed to collect the necessary data to delineate, engineer and develop the deposit.

In July 2006, the Company’s initial Form 20-F filing was accepted by the US Securities and Exchange Commission.

On August 25, 2006, the Company filed a preliminary short form prospectus with certain Canadian provincial securities regulators relating to a best efforts public offering for $30 million. The terms of the proposed offering (including the number of shares to be issued, price per common share and gross proceeds) were to be determined based on negotiations with the agents and entering into a final agency agreement. Market conditions deteriorated such that this large financing was deferred until market conditions improve.

Subsequent to the end of the quarter in October 2006, Farallon reached agreement in principle for a $7.5 million private placement financing. Proceeds from the placement will be used to advance work on the G-9 deposit at the Company’s Campo Morado polymetallic massive sulphide project in Guerrero State,

MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED SEPTEMBER 30, 2006

Mexico. Funds are planned for ongoing exploration, development of the underground decline and other mine planning activities as well as for general working capital purposes.

1.2.1        Financings

On October 13, 2006, Farallon announced that it had reached agreements in principle to privately place 18.75 million equity units in its capital at a price of Cdn$0.40 each for gross proceeds of Cdn$7.5 million to a number of accredited investors, including Company insiders. Each Unit consists of one common share and one common share purchase warrant exercisable to purchase an additional common share at a price of Cdn$0.60 for a two year period from completion of the financing, which is expected to occur on or about November 10, 2006. Exercise of 11 million of the warrants will require prior shareholders’ approval and failing the receipt of which the Company will refund $0.02 off the purchase price of the Units. Shareholders’ approval will be sought at the Company’s Annual and Special meeting to be convened on December 14, 2006. The financing, which was oversubscribed, is subject to execution of definitive agreements and TSX acceptance. The Units will be sold pursuant to prospectus and registration exemptions in Canada and United States and accordingly the common shares in the units and the shares issuable on exercise of the warrants will be subject to a four month resale restricted period from the closing date in the principal Canadian jurisdictions and subject to applicable hold periods in the United States.

1.2.2        Property Activities

Drilling

An initial estimate of the resource in G-9 deposit was announced in November 2005. To the time of the estimate, the dimensions of the G-9 deposit were approximately 500 meters by 250 meters, with an average thickness of 10 to 20 meters.

Drilling since that time has traced the G-9 deposit along a southeast to northwest trend. A new zone has been delineated at G-9, called the Southwest Zone, shown on the figure below. Recent intersections at the Southwest Zone include holes are 563 and 566, which have cumulative intersections of 20 meters and 29 meters, respectively, of massive sulphides.

Two step-outs from hole 420 – the very high grade G-9 discovery hole drilled in June 2005 in the Central Zone – have encountered thick intersections of high grade mineralization. Holes 576 and 578 intersected 14 meters and 10 meters, respectively, of massive sulphides; this has expanded the high grade Central Zone of the G-9 deposit. Information derived from these holes has also been used to re-interpret the geology of the Central Zone. As a result, the true width of the intersection in hole 420 (14.2% zinc, 1.76% copper, 0.69% lead, 1.06 g/t gold and 67 g/t silver) has increased from 8 to 14 meters. These developments will result in an important addition to the high grade resource of the Central Zone.

Drilling is ongoing with significant intersections of massive sulphides (of which assays are pending) continuing to be made. The G-9 deposit remains open to the southwest, northwest and southeast.

MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED SEPTEMBER 30, 2006

North Zone
Central Zone
Southeast Zone
Southwest Zone
G9
LEGEND
New Drill Hole Results
Drill Hole Previously Announced
Gravity Anomaly
Drill Trace with hole bottom & number
metres
0
100
200
2011400 mN
2011200 mN
2011000 mN
2010800 mN
2010600 mN
2010400 mN
378400 mE
378600 mE
378800 mE
379000 mE
379200 mE

CAMPO MORADO - G9 **Drill Hole Location Map**

MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED SEPTEMBER 30, 2006

Results from holes released during the period are tabulated below.

Drill Hole Number		From (m)	To (m)	Interval (m)	True Thickness (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
535		531.7	534.5	2.8	1.8	4.19	210	0.75	1.13	3.01
536		585.9	594.9	9.0	9.0	1.95	110	0.42	1.01	3.82
536	Incl.	590.9	594.9	4.0	4.0	0.80	56	0.60	0.89	6.71
541		577.0	584.0	7.0	5.9	1.14	106	0.44	0.77	6.94
541	Incl.	580.0	583.0	3.0	3.0	0.60	69	0.51	0.58	9.66
544		538.4	547.2	8.8	8.8	3.27	202	0.61	0.87	3.28
544	Incl.	538.4	541.4	3.0	3.0	4.05	243	0.44	1.41	6.09
546		541.2	546.0	4.8	4.8	7.14	306	0.38	1.86	6.62
546	Incl.	543.2	545.2	2.0	2.0	7.58	313	0.45	2.55	13.28
554		485.6	487.9	2.3	2.3	0.13	39	1.14	0.52	12.64
555		533.9	572.5	38.6	38.6	1.90	138	0.50	0.83	3.55
555	Incl.	533.9	550.5	16.6	16.6	2.96	213	0.38	1.13	2.85
555		554.5	559.5	5.0	5.0	1.38	122	0.91	0.71	4.42
557		512.0	516.7	4.7	4.7	2.58	135	0.46	0.48	1.80
559		509.7	513.7	4.0	2.5	3.68	205	0.67	1.01	2.51
562		388.5	394.2	5.7	5.4	4.06	236	1.14	1.74	5.10
562	Incl.	390.5	394.2	3.7	3.5	4.60	260	1.39	1.97	7.55
562		409.5	411.5	2.0	1.9	1.58	80	1.73	0.15	1.62
563		545.0	549.8	4.8	3.7	2.96	169	1.21	0.86	3.32
563		551.0	557.0	6.0	4.6	0.71	122	2.36	0.31	1.38
563		562.4	567.4	5.0	3.8	1.08	89	3.12	0.69	3.85
563		572.6	576.6	4.0	3.1	0.54	54	0.66	0.25	8.65
564		379.5	383.5	4.0	3.9	1.95	128	0.44	0.91	1.62
565		407.0	421.0	14.0	12.6	1.63	100	0.64	0.91	4.56
565	Incl.	417.0	421.0	4.0	3.6	2.06	92	0.76	1.12	6.19
566		544.0	550.0	6.0	4.6	3.61	242	0.37	1.25	0.14
566		552.0	554.0	2.0	1.5	1.44	263	3.13	0.72	4.76
566		558.0	566.0	8.0	6.1	1.56	95	1.75	0.54	3.77
566		566.0	571.0	5.0	3.8	0.77	91	0.38	0.50	4.72
566		576.0	584.0	8.0	6.1	0.95	80	1.29	0.59	5.73
571		404.6	406.5	1.9	1.8	0.40	79	3.13	0.03	0.16
572		556.6	560.6	4.0	4.0	4.92	282	0.69	1.27	2.72
572		560.6	564.3	3.7	3.7	2.93	234	0.73	1.04	0.72
576		402.3	416.3	14.0	13.8	0.43	33	2.13	0.11	14.79
576	Incl.	402.3	406.3	4.0	4.0	0.72	70	2.43	0.27	24.33
578		400.5	406.5	6.0	6.0	1.38	103	3.35	1.10	17.01
578		413.5	417.5	4.0	4.0	0.17	13	1.38	0.04	8.24

Notes to table:
Holes 533, 537-540, 542, 543, 545, 547, 548, 549 (abandoned), 550-553, 556, 558, 560-561, 567-570 and 573 had no significant intersections.

MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED SEPTEMBER 30, 2006

Metallurgy

Positive results were received from phase three of a series of flotation test programs conducted on the G-9 deposit, affirming those from the first two phases of work. In addition, the information derived from these tests provides the process design criteria, flowsheet design and reagent consumption estimates that are necessary for detailed mill design work to commence.

Three marketable concentrates were produced from a representative composite bulk sample from the G-9 deposit. The composite sample used was prepared from the 12 individual composites evaluated in phase two of this series of testwork, taken from areas representing different grades and zones of mineralization from the north, central and southeast zones of the G-9 deposit. Prepared by ALS Chemex in Guadalejara, Mexico and G&T Laboratories (G&T) in Kamloops, British Columbia, the samples were crushed, screened and a flotation feed was prepared. Then, a master composite sample was made, combining all the remaining portions of each individual sample, together with those examined in the first phase of the G-9 test program. Modal and chemical analyses were undertaken prior to bench scale flotation tests. The flotation tests were carried out by G&T.

The objectives of this phase of the program were to perform:

-	a series of batch rougher and cleaner tests to investigate initial processing criteria and flowsheet configuration;
-	a series of "locked cycle" tests to confirm the viability of the selected flowsheet;
-	modal assessments on selected cycle test products; and
-	detailed chemical analyses of payable and deleterious elements contained in the zinc, copper and lead concentrates produced.

The new results indicate that a zinc concentrate grade of 55% zinc can be achieved with an 86% zinc recovery. Similarly, a copper concentrate grade of 20% copper can be produced with a 69% copper recovery. Lastly, a lead concentrate grade of 34% lead can be produced with a 51% lead recovery. The lead concentrate contained high concentrations of gold and silver with grades of 35 g/t and 3,200 g/t, respectively. The master composite flowsheet design, reagent usage and test results are shown in the following diagram and tables.

MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED SEPTEMBER 30, 2006

G9 MASTER COMPOSITE FLOWSHEET SCHEMATIC,

NOMINAL TEST CONDITIONS AND METALLURGICAL BALANCE DATA

MBS
Feed
36µm K80
Cu/Pb Circuit
MBS
3418A
10µm K80
Zn Circuit
Lime
CuSO4
SIPX
10µm K80
Zinc Ro
Tail
Zinc 1st Cl
Tail
Bulk Con
to reverse circuit
Zinc Con
Reverse Circuit
40°C
NaCN
Bulk Con
Rev Tail
Cu Con
Rev Con
Pb Con

NOMINAL FLOTATION TEST CONDITIONS

Circuit	Total Reagent Addition Rates g/tonne				
	MBS	3418A	NaCN	CuSO4	SIPX
Bulk Circuit	3600	205	-	-	-
Reverse Circuit	-	-	660	-	-
Zinc Circuit	-	-	-	1200	150

Total addition rates added to the roughers and cleaners

METALLURGICAL BALANCE DATA

Product	Mass %	Assays							Distribution						
		Cu	Pb	Zn	Fe	S	Ag	Au	Cu	Pb	Zn	Fe	S	Ag	Au
Feed	100	1.35	1.26	7.87	27.1	33.1	213	4.33	100	100	100	100	100	100	100
Copper Con	4.6	**20.4**	2.05	1.21	35.2	37.9	401	2.86	**69**	8	1	6	5	9	3
Lead Con	1.9	8.53	**34.1**	6.05	17.3	27.6	3224	35.40	12	**51**	1	1	2	28	15
Zinc Con	12.3	0.53	0.65	**55.1**	6.5	34.5	194	4.6	5	6	**86**	3	13	11	13
Zinc Cl Tail	21.0	0.36	0.87	2.61	38.7	42.6	199	4.75	6	15	7	30	27	20	23
Zinc Ro Tail	60.2	0.19	0.44	0.60	26.9	29.4	113	3.27	9	21	5	60	53	32	46

The metallurgical balance is based on an average of tests 58 and 60.

As with the previous two phases of results, these results indicate that the G-9 deposit differs, both mineralogically and metallurgically, from the Reforma, Naranjo and El Largo deposits. They also indicate that a conventional flotation plant can be used for processing the mineralization at G-9. The information received from these tests has enabled the Company to commence design work for a conventional mill operation at G-9 in the 1,500 tonnes per day range. This work is currently underway.

MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED SEPTEMBER 30, 2006

Project Development

As a result of the promising flotation test results for the G-9 deposit, the strategic focus has been shifted towards the development of a mine at G-9. A program of surface and underground exploration and development, as well as encompassing underground and surface drilling, engineering, infrastructure, and environmental studies is planned. The program will proceed as funds are available. The objective is to advance the G-9 deposit through the feasibility stage toward production.

Site preparation began in August and the underground decline was collared in early September. Upon completion of the decline, an underground infill drilling program will be undertaken at G-9. This will consist of 5,000 meters at 25-meter drill hole spacing, and is planned to establish sufficient measured and indicated resources for feasibility level resource estimations.

Access to the G-9 deposit and the drill stations for underground infill drilling will require the excavation of a 4.5 meter by 4.5 meter exploration decline approximately 1,400 m in length. Once the access decline is completed, two parallel 4.5 x 4.5 meter crosscuts complete with drill stations, will be developed adding approximately 400 meters of necessary development work. These workings will provide access, and facilitate services of water pumping and ventilation for the underground drill program outlined above.

An exploration decline of this size could subsequently accommodate mine production of 1,500 tonnes per day. The ability to utilize this decline in any future mine development program would significantly expedite the time taken to reach production. Preliminary studies indicate 1,500 tonnes per day to be an appropriate production rate for a mine based on G-9’s current inferred resource base (see Farallon News Release dated November 7, 2005).

Other engineering studies, such as further metallurgical test work, more detailed tailing storage facility and water retention dam designs along with infrastructure assessments of power, water and sewer systems, are also underway to support feasibility level studies. Environmental baseline data gathering and assessments, along with the associated socio-economic activities, will be expanded to accommodate the increased size and scope of the G-9 investigative work.

1.2.2        Activities during the quarter

The following activities were completed during the quarter ended September 30, 2006:

(i)	9,600 meters of drilling in 20 holes into the G-9 deposit.

(ii)	mine planning in all key areas, focusing on the G-9 deposit, including:

  a revamp of mine layout and site plans;
  site preparation work and initiation of an underground access decline;
  completion of third phase flotation testing on G-9 mineralization;
  compilation of environmental and socioeconomic data for use in project planning; and
  continuing discussions with government and local communities.

(iii)	Office and general management activities.

MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED SEPTEMBER 30, 2006

1.2.3        Legal

(a) Mineral Property Interests – Campo Morado

The Company’s 100%-owned Campo Morado ownership rights have been challenged and successfully defended in the legal courts of British Columbia, Nevada and Mexico. In 1996 and 1997, the Company was the defendant in various lawsuits relating to ownership of the Campo Morado property. The legal actions heard in British Columbia and Nevada were decided in the Company’s favour in 1998 and 1999 and 2001.

The Nevada action was concluded in favour of the Company in 2001 and a money judgment of $646,991 was obtained against the plaintiffs. The plaintiffs filed an appeal to the Nevada Supreme Court. On November 16, 2005, the appeal was denied in its entirety, re-affirming the decisions of the lower courts. The November 16, 2005 decision was final and conclusive; however, in December 2005 one of the plaintiffs requested a rehearing of the matters covered by the November 16, 2005 judgement. On April 18, 2006 the Nevada Supreme Court denied the request for a rehearing.

In the Mexican action, Farallon received notice from its Mexican legal counsel that on October 25, 2001, the Third District Court in Hermosillo, Sonora ruled in favour of Farallon and the other defendants. The Court found the plaintiff’s claim was without merit and ordered the plaintiff to pay Farallon’s costs. This ruling was appealed by the plaintiff. On April 5, 2002, Farallon received the decision of the First Unitary Tribunal for the Fifth Circuit in Sonora, Mexico, with respect to the plaintiff’s appeal. Farallon was notified by its Mexican legal counsel that a new decision was entered setting aside the original ruling of October 25, 2001 and declaring the case a nullity, based on technical and legal omissions on the part of the plaintiff. Farallon appealed this ruling, to the Second Collegial Court for the Fifth Circuit in Sonora, and this court upheld the decision of the First Unitary Tribunal.

David Hermiston, one of the original plaintiffs, also launched criminal proceedings in Mexico in 1999 against the directors of the Company for breach of trust and fraudulent acts. In 2001 the Prosecutor General’s Office in Hermosillo, Mexico determined that there was no basis for a criminal action and that the case was unfounded. Hermiston filed an amparo against the Prosecutor General’s Office, which led to a review of the case. The Company is currently awaiting a ruling on the review.

On September 7, 2004, the Company was notified of a new lawsuit initiated by David Hermiston, making essentially the same allegations and seeking essentially the same remedies, as his previous lawsuits. In connection with this claim, a lien was filed against certain assets of the Company’s Mexican subsidiary. This lien is third in priority after liens filed by Farallon Resources Corp. pursuant to a mortgage agreement and by Wiltz Investment S.A. in its litigation discussed below. The Court has denied a recent appeal filed by Hermiston to have the evidence he brought forward accepted as his testimony at trial. The Court upheld the previous decision that clearly stated that the evidence was not valid and was irrelevant in this case. The case will now proceed and evidence will be heard by the Court from both sides. Management’s view based on advice of Mexican counsel is that the Hermiston claim is without merit and the Company is vigorously defending the action. Farallon has been advised by its Mexican counsel that a decision against the Company would not affect its ownership of the Campo Morado Project since the Company acquired the “Campo Morado” and “Reducción La Alina” mining concessions through an Option and Assignment Agreement duly executed by the person legally authorized to sign on behalf of Minera Summit de Mexico, S.A. de C.V., the optionor.

The outcome of these matters is undeterminable and remains subject to risk at this time.

MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED SEPTEMBER 30, 2006

(b) Wiltz Investment S.A. vs Farallon Minera Mexicana S.A. de C.V.

In a writ filed in the Second District Court for the Fifth Circuit in Sonora on January 22, 2004, a Panamanian company, Wiltz Investment S.A. (“Wiltz”), alleges that it is owed 750,000 common shares of Farallon related to its alleged purchase of the Campo Morado rights from Minera Summit de Mexico S.A. de C.V. in 1998 and is consequently demanding the rescission of the option agreement between Minera Summit and Farallon dated October 15, 1995. The Company received legal notification of this writ on November 24, 2004. The Company has filed the appropriate response with the Second District Court for the Fifth Circuit in Sonora. Wiltz has filed a corresponding criminal action against the Company and certain of its directors. The Company’s attorneys have filed documents to have these proceedings dismissed and are seeking remediation from Wiltz and associated parties. In connection with this claim a lien was filed on certain assets of the Company’s Mexican subsidiary. This lien is second in priority to a lien over the “Camp Morado” and “Reducción La Alina” mining concessions in favour of Farallon Resources Corp. pursuant to a mortgage agreement.

This lawsuit is currently in the stage of notification of the defendants, which is expected to be completed in the near future. Once all parties have been legally notified, the trial will begin. Farallon anticipates a decision towards the end of 2006 or early 2007.

With respect to the criminal action, the Prosecutor General has ruled on two occasions that there is no basis for criminal charges and that the accusations were unfounded.

Management’s view based on advice of Mexican counsel is that these claims by Wiltz are without merit and the Company is vigorously defending the action. However, the outcome of this matter is undeterminable and remains subject to risk at this time.

1.2.4        Market Trends

Results from drilling and mineral resource estimates indicate that the Campo Morado deposits contain zinc, copper, lead, gold and silver. The trading prices of these metals have been increasing for more than two years.

The zinc price averaged US$0.48/lb in 2004 and US$0.62/lb in 2005. Zinc has continued to increase, averaging US$1.38/lb to late October 2006. Copper averaged US$1.30/lb in 2004 and US$1.59/lb in 2005. To late October, the copper price has averaged US$3.00/lb. Lead prices averaged US$0.40/lb in 2004 and US$0.43/lb in 2005. Lead prices have also increased in 2006, averaging US$0.58/lb to late October.

The gold price increased from an average of US$410/oz in 2004 to US$445/oz in 2005. Gold prices have continued to increase in 2006, averaging US$599/oz over the first eight months of 2006. The silver price averaged US$6.69/oz in 2004 and US$7.32/oz in 2005. To late October 2006, silver prices have averaged US$11.24/oz.

The outlook for all these metals remains favourable for the foreseeable future. The Company continues to monitor long term metal forecasts in its ongoing evaluation of the development potential of the Campo Morado Project.

MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED SEPTEMBER 30, 2006

1.3           Selected Annual Information

The following selected annual information is derived from the Company's audited financial statements for the years ended June 30, 2006, 2005, and 2004 and is prepared in accordance with Canadian generally accepted accounting principles and is expressed in thousands of United States Dollars, except per-share figures and number of shares:

	As at and for the year ended June 30
	2006	2005	2004
Current assets	$6,251	$14,649	$5,837
Mineral properties	8,963	8,963	8,963
Other assets	302	384	89
Total assets	15,516	23,996	14,889

Current liabilities	684	722	145
Shareholders’ equity	14,832	23,274	14,744
Total liabilities and shareholders’ equity	15,516	23,996	14,889

Working capital	5,567	13,927	5,692

Expenses (income)
Exploration	8,977	8,752	465
Conference and travel	416	207	124
Foreign exchange	(813)	(19)	274
Interest expense	7	–	41
Interest and other income	(313)	(269)	(76)
Legal, accounting and audit	858	1,242	757
Office and administration	1,628	1,128	392
Shareholder communications	663	621	27
Stock-based compensation - exploration	387	366	339
Stock-based compensation - office and administration	647	406	492
Loss before the under noted	12,457	12,434	2,835
Bad debt recovery	–	–	(426)
Gain on sale of equipment	–	(3)	–
Loss for the year	12,457	12,431	2,409

Basic and diluted loss per share	$(0.12)	$(0.15)	$(0.05)

Weighted average number of
common shares outstanding	102,328,852	80,437,034	45,799,254

MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED SEPTEMBER 30, 2006

1.4           Summary of Quarterly Results

The following financial data has been prepared in accordance with Canadian generally accepted accounting principles and is presented in thousands of United States Dollars, except per-share figures and number of shares. Small differences arise from rounding.

	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
	2006	2006	2006	2005	2005	2005	2005	2004
Current assets	$2,264	$6,251	$8,788	$11,293	$12,059	$14,649	$17,878	$20,794
Mineral properties	8,963	8,963	8,963	8,963	8,963	8,963	8,963	8,963
Other assets	867	302	339	331	369	384	179	142
Total assets	12,094	15,516	18,090	20,587	21,391	23,996	27,020	29,899

Current liabilities	897	684	762	461	553	722	558	377
Shareholders’ equity	11,197	14,832	17,328	20,126	20,838	23,274	26,462	29,522
Total liabilities and equity	12,094	15,516	18,090	20,587	21,391	23,996	27,020	29,899

Working capital	1,367	5,567	8,026	10,832	11,505	13,927	17,320	20,417

Expenses (income)
Exploration	2,731	2,332	2,428	1,774	2,443	3,475	2,702	1,473
Conference and travel	109	125	70	165	56	60	46	56
Foreign exchange loss (gain)	(1)	(41)	(179)	8	(601)	228	210	(217)
Interest expense	–	7	–	–	–	–	–	–
Interest income	(35)	(83)	(79)	(71)	(80)	(99)	(113)	(32)
Legal, accounting and audit	289	350	187	195	126	333	157	213
Office and administration	483	337	377	416	498	358	217	285
Shareholder communications	58	51	58	527	27	29	18	557
Stock-based compensation	(49)	458	81	12	483	81	30	141
Loss before the under noted	3,585	3,536	2,943	3,026	2,952	4,465	3,267	2,476
(Gain) loss on disposal of
equipment	–	–	–	–	–	(3)	–	2

Loss for the period	3,585	3,536	2,943	3,026	2,952	4,462	3,267	2,478

Basic and diluted loss per
share	$(0.03)	$(0.03)	$(0.03)	$(0.03)	$(0.03)	$(0.05)	$(0.03)	$(0.04)

Weighted average number of
common shares outstanding
(thousands)	105,822	105,294	104,807	99,362	99,309	96,890	96,081	69,130

MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED SEPTEMBER 30, 2006

1.5           Results of Operations

Loss for the three months ended September 30, 2006, increased to $3,585,302, from $2,951,592 in the same quarter of the previous fiscal year. The increase is due to increased exploration activities at the Campo Morado property.

Expenses, excluding stock-based compensation, foreign exchange, and interest income increased to $3,671,165, from $3,149,729 in the same quarter of the previous fiscal year.

Exploration expenses for the three months ended September 30, 2006, excluding stock-based compensation, increased to $2,731,129 compared to $2,442,919 in the first quarter of the 2006 fiscal year. The main exploration expenditures incurred during the quarter were drilling (2007 – $862,158; 2006 – $891,607), geological (2007 – $342,954; 2006 – $263,766); engineering (2007 – $822,839; 2006 – $730,033), and site activities (2007 – $532,333; 2006 – $404,331). Engineering and geological costs increased as work commenced on the G9 mine plan. Site activities increased in fiscal 2007 due to a greater number of contractors being employed on site at the Company’s Campo Morado property.

Interest income decreased to $34,961 for the quarter ended September 30, 2006 compared to $80,036 for the previous fiscal year due to lower cash balances on hand.

Legal, accounting and audit expenses increased to $289,433 for the period ended September 30, 2006 compared to $125,800 for the previous year, primarily due to an increase in professional fees associated with the Company’s financing activities. The Company is committed to another approximately $900,000 in legal fees which are not included in current operating expenses. While the Company believes all outstanding litigation is without merit, significant legal expenditures have been incurred or committed. This is due to the significance of an unsuccessful judgment and the Company is expending significant effort and expenditures to ensure a successful conclusion to all outstanding litigation. Office and administration costs decreased marginally to $483,363 compared to $497,916 in the comparable period for fiscal 2006.

Foreign exchange gain decreased to $1,616 in the current quarter from $601,100 in the first quarter of the 2006 fiscal year, due to a lower amount of Canadian dollars held by the Company in the current quarter. The Company usually holds most of its funds in Canadian dollars.

MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED SEPTEMBER 30, 2006

1.6           Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding. The Company's ability to raise additional funds can be impacted by future exploration results or changes in metal prices.

At September 30, 2006, the Company had working capital of approximately $1.4 million, which is not sufficient to fund its known commitments over the balance of the fiscal year. The Company typically budgets in six-month increments. An additional budget will be required to complete pre-feasibility work. As the Company chooses to proceed on its future exploration and development programs, it will need to raise additional funds for such expenditures from time to time.

In October 2006, the Company reached agreements in principle with a number of accredited investors, including Company insiders, to privately place 18.75 million equity units in its capital at a price of Cdn$0.40 per unit for gross proceeds of Cdn$7.5 million. Each unit consists of one common share and one share purchase warrant exercisable to purchase an additional common share at a price of Cdn$0.60 for a two year period. The completion of the financing is subject to the execution of definitive agreements, regulatory and shareholder approvals.

Proceeds from the financing will be utilized to advance work on the G9 deposit at the Company’s Campo Morado Property, including funding ongoing exploration, the development of the underground decline and other related activities and for working capital.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations, other than maintenance payments on the mineral properties and routine office leases. During the year ended June 30, 2005, the Company entered into legal services agreements which commit the Company to expenditures aggregating up to approximately $0.9 million.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7           Capital Resources

At September 30, 2006, Farallon has working capital of approximately $1.4 million, as compared to $5.6 million at June 30, 2006, and has no long term debt.

At September 30, 2006, the Company had 105.8 million common shares issued and outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED SEPTEMBER 30, 2006

1.8           Off-Balance Sheet Arrangements

None.

1.9           Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) is a private company owned equally by nine public companies, one of which is Farallon, and has certain directors in common with the Company. HDI and its subsidiaries, Tecnicos HD de Mexico, SA de CV, Servicios HD de Mexico, SA de CV, and Prestadora de Servicios Campo Morado, SA de CV are private companies with certain directors in common with the Company, that provide technical, geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis.

During the period ended September 30, 2006, the Company paid HDI $1,183,793 for these services, as compared to $951,005 in fiscal 2005. This increase is due generally to the increased level of activity of the Company during this period.

1.10         Fourth Quarter

Not applicable.

1.11         Proposed Transactions

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course, which are before the board of directors for consideration.

In October 2006, the Company reached agreements in principle with a number of accredited investors, including Company insiders, to privately place 18.75 million equity units in its capital at a price of Cdn$0.40 per unit for gross proceeds of Cdn$7.5 million. Each unit consists of one common share and one share purchase warrant exercisable to purchase an additional common share at a price of Cdn$0.60 for a two year period. The completion of the financing is subject to the execution of definitive agreements, regulatory and shareholder approvals.

1.12         Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the Company’s consolidated financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

  the estimation of mineral resources and reserves, and
  the carrying values of mineral properties,
  the carrying values of buildings and equipment,
  the estimation of asset retirement obligations, and
  the measurement of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, effect the results of operation.

MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED SEPTEMBER 30, 2006

Mineral resources and reserves, and the carrying values of mineral properties, and of buildings and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined which in turn could have a material effect on the carrying value of mineral property interests, and buildings and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Variable interest entities

Effective July 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15") on a prospective basis. AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”). An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIEs expected losses, receive the majority of its expected residual returns, or both. The adoption of this new standard had no effect on the interim consolidated financial statements as the Company does not have any VIEs.

MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED SEPTEMBER 30, 2006

1.13           Changes in Accounting Policies including Initial Adoption

None.

1.14           Financial Instruments and Other Instruments

None.

1.15           Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1        Additional Disclosure for Venture Issuers Without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

1.15.2        Disclosure of Outstanding Share Data

The following details the share capital structure as at November 6, 2006, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

Common shares				105,822,331
		Cdn $
Share purchase options	June 1, 2007	$ 0.60	50,000
	June 22, 2007	$ 0.60	220,000
	June 22, 2007	$ 0.74	250,000
	September 28, 2007	$ 0.58	2,130,000
	December 14, 2007	$ 0.52	15,000
	February 29, 2008	$ 0.74	190,000
	March 31, 2009	$ 0.80	1,011,500
	March 31, 2009	$ 0.89	40,000
	March 31, 2111	$ 1.00	2,450,000	6,356,500

Warrants	December 31, 2006	$ 1.02	28,571,877	28,571,877

MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED SEPTEMBER 30, 2006

1.15.3        Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information. The Company’s Chief Executive Officer and Chief Financial Officer evaluated the Company’s disclosure controls and procedures for the period ended September 30, 2006 and have found those disclosure controls and procedures to be adequate for the above purposes.

There have been no significant changes in the Company's disclosure controls or in other factors that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.

During the three months ended September 30, 2006, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

Cautionary Comments

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Company’s projects. Certain of the mineralized material at the Company’s projects is currently classified as a measured and indicated resource. Readers are cautioned that no part of the Company’s projects' mineralization is considered to be a reserve under US Securities and Exchange Commission reporting standards. For US Securities and Exchange Commission reporting standards, full feasibility studies would be required, which would likely require additional drilling and metallurgical studies, supplementary process tests and other engineering and geologic work. Additionally, all necessary mining permits are required in order to classify the projects' mineralized material as an economically exploitable reserve. There can be no assurance that any of this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, that might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Final feasibility work has not been done to confirm the mine design, mining methods and processing methods assumed by the Company. Future feasibility studies could determine that the assumed mine designs, mining methods and processing methods are not correct. Construction and operation of mines and processing facilities depend on securing environmental and other permits on a timely basis. No construction or mining permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis.

The Company’s projects will require major financing, probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available to the Company on terms acceptable to the Company, or not at all. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the Company’s projects. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction costs, the need to comply with generally increasing environmental obligations, and the accommodation of local and community concerns.

The economics of the Company’s projects are sensitive to the Canadian Dollar, the US Dollar and the Mexican Peso exchange rates. These exchange rates have been subject to large fluctuations in the past several years.